Exhibit 3.1

AMENDMENT NO. 3 TO AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

BUCKEYE PARTNERS, L.P.

THIS AMENDMENT NO. 3, dated as of October 1, 2013, to the AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF BUCKEYE PARTNERS, L.P. (this “Amendment”), dated as of November 19, 2010 (the “Partnership Agreement”), is entered into and effectuated by Buckeye GP LLC, a Delaware limited liability company, as the General Partner, pursuant to authority granted to it in Section 15.1 of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 15.1(g) of the Partnership Agreement provides that the General Partner, without the consent of any Limited Partner, may amend any provision of the Partnership Agreement to reflect a change that in the good faith opinion of the General Partner does not adversely affect the Limited Partners in any material respect;

WHEREAS, the Board of Directors of the General Partner has determined that the standard set forth in Section 15.1(g) is satisfied; and

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to allow for an increase in the size of the Board of Directors.

NOW, THEREFORE, it is hereby agreed as follows:

A.                                    Amendments.  Article XVI of the Partnership Agreement is hereby amended to restate Section 16.1(b)(vi) in its entirety as follows:

(vi)                              The number of Directors that shall constitute the whole Board of Directors shall not be less than six and not more than ten as shall be established from time to time by a resolution adopted by a majority of the Directors. The Directors shall be divided into three classes, Class I, Class II, and Class III. The number of Directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of Directors by three, and if a fraction is also contained in such quotient, then if such fraction is one-third, the extra director shall be a member of Class I and if the fraction is two-thirds, one of the extra directors shall be a member of Class I and the other shall be a member of Class II. Each Director shall serve for a term ending as provided herein. At each annual meeting of Limited Partners, successors to the class of Directors whose term expires at that annual meeting shall be elected for a three-year term.

B.                                    Agreement in Effect.  Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.                                    Applicable Law.  This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D.                                    Severability.  Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signature on following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

Buckeye GP LLC

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Vice President, General Counsel and Secretary